Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 14th day of February, 2017.

Yahoo! Inc.

By:	/s/ Marissa A. Mayer
Marissa A. Mayer
Chief Executive Officer and President

Altaba Holdings Hong Kong Limited

By:	/s/ Chen Hsu Ching-ling
Chen Hsu Ching-ling
Director